SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Subject Company)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

65333U 10 4

(CUSIP Number of Class of Securities)

Keith A. Zar

Senior Vice President and General Counsel

Next Level Communications, Inc.

6085 State Farm Drive

Rohnert Park, California 94928

(707) 584-6820

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

John J. Huber, Esq. Latham & Watkins LLP 555 11th Street, N.W., Suite 1000 Washington, D.C. 20004 (202) 637-2200	Christopher L. Kaufman, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on February 4, 2003 (as amended, the “Schedule 14D-9”) by Next Level Communications, Inc., a Delaware corporation (“Next Level”), relating to the tender offer by Motorola, Inc. (“Motorola”) to purchase all of the issued and outstanding shares of Next Level common stock par value $.01 per share (the “Shares”) not owned by Motorola or its affiliates at a price of $1.04 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in Motorola’s Offer to Purchase dated January 27, 2003 and the related Letter of Transmittal (which together constitute the “Motorola Offer”). The Motorola Offer is disclosed in a Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed with the Commission under cover of Schedule TO, dated January 27, 2003, as amended. Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Schedule 14D-9. Next Level has made information regarding the Motorola Offer available on its website, located at http://www.nlc.com.

ITEM 3.    CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS SINCE

                   JANUARY 1, 2001.

The Subsection of this Item entitled “Annex A—Executive Officer Employment Agreements and Compensation” is hereby amended to add, at the end of such subsection, the following:

At a joint meeting of the Independent Committee and the Compensation Committeee of the Next Level Board held on March 7, 2003, the Independent Committee implemented a management retention plan for six key employees reporting to the chief executive officer. The purpose of the plan is to retain and keep these employees focused on their jobs and Next Level’s business so Next Level can continue to execute its business plan. An independent compensation consultant advised the Independent Committee and the Compensation Committee in formulating the terms of the retention plan. The resulting retention agreements, which were entered into with Messrs. Ide, St. Cyr, Sheppard, Weeks, Wiley and Zar and which are attached as exhibits to Next Level’s Schedule 14D-9, extend certain benefits to each such officer in the event that a change in control (as defined in the agreement) occurs and, within two years thereafter, either Next Level terminates such officer’s employment without cause or such officer terminates his employment for good reason. Each agreement also provides that if Next Level’s independent accountants determine that any change in control payments to the officer would be subject to the golden parachute excise tax, such payments will be reduced to the extent necessary so that no portion of the payments will be subject to the excise tax, but only if the net after-tax benefit to the executive is greater with the reduction than without it.

The Subsection of this Item entitled “Annex A—Indemnification of Officers and Directors” is hereby amended to add, at the end of such subsection, the following:

Next Level has entered into indemnification agreements with the members of the Independent Committee of the Next Level Board, a form of which is attached as an exhibit to Next Level’s Schedule 14D-9. The indemnification agreements provide the members of the Independent Committee of the Next Level Board with further indemnification to the maximum extent authorized or permitted by the Delaware General Corporation Law.

ITEM 9.    EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(1)(xii)*	Press Release dated March 11, 2003.

(e)(64)*	Form of Indemnification Agreement entered into between Next Level and Messrs. Clay, Good, Kornblau and Latchford on March 7, 2003.

(e)(65)*	Retention Agreement between Next Level and Mr. Ide dated March 7, 2003.

(e)(66)*	Retention Agreement between Next Level and Mr. St. Cyr dated March 7, 2003.

(e)(67)*	Retention Agreement between Next Level and Mr. Sheppard dated March 7, 2003.

(e)(68)*	Retention Agreement between Next Level and Mr. Weeks dated March 7, 2003.

(e)(69)*	Retention Agreement between Next Level and Mr. Wiley dated March 7, 2003.

(e)(70)*	Retention Agreement between Next Level and Mr. Zar dated March 7, 2003.

*	Filed herewith.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2003

NEXT LEVEL COMMUNICATIONS, INC.

By:	/s/ J. MICHAEL NORRIS
Name: J. Michael Norris Title: Chairman of the Board and Chief Executive Officer

3